UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2015

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three month period ended March 31, 2015

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three month period ended March 31, 2015

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 6, 2015

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2014 filed with the United States Securities and Exchange Commission (the "SEC") on February 25, 2015 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes (collectively, the "Reynolds Senior Secured Notes") and our senior notes (collectively, the "Reynolds Senior Notes") that are covered by an effective registration statement as described below and the 2013 Notes as defined below and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020;

•	The February 2012 9.875% Senior Notes due 2019;

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019;

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021;

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019; and

•	The May 2010 8.500% Senior Notes due 2018.

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•
The November 2013 5.625% Senior Notes due 2016 (the "2013 Senior Notes") and the December 2013 6.000% Senior Subordinated Notes due 2017 (the "2013 Senior Subordinated Notes") (collectively, the "2013 Notes"); and

•	The Pactiv 8.125% Notes due 2017, the Pactiv 6.400% Notes due 2018, the Pactiv 7.950% Notes due 2025 and the Pactiv 8.375% Notes due 2027 (collectively, the "Pactiv Notes").

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), subsidiaries of RGHL. These indentures, as well as the Senior Secured Credit Facilities, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans;

•
risks related to strategic transactions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated effect on our retained businesses;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to other factors discussed or referred to in this quarterly report or our Annual Report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three month periods ended March 31, 2015 and March 31, 2014 for the RGHL Group. Refer to the attached G pages of this quarterly report for the interim unaudited condensed combined financial statements and notes thereto for the three month periods ended March 31, 2015 and March 31, 2014 for Bev Pack.
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management's analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through five segments: Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation for net proceeds of $4.1 billion, subject to final closing adjustments. The net proceeds have been used to reduce our indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016.

SIG manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Our Segments
Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands, such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwave containers, clear rigid-display packaging, molded fiber and polyethylene terephthalate ("PET") egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. Pactiv Foodservice distributes its products to the foodservice market, food packaging market and retail market.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Strategic Reviews
In July 2014, the RGHL Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses.  The RGHL Group has concluded those reviews and will be retaining ownership of both businesses.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Acquisitions, Substantial Leverage and Other Transaction-Related Effects
The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of March 31, 2015, our total indebtedness of $14,119 million was comprised of the outstanding aggregate principal amounts of our borrowings and bank overdrafts. As reflected in our statement of financial position, we had total borrowings of $14,028 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices
Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.
Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended March 31, 2015 compared to the three month period ended March 31, 2014

RGHL Group

	For the three month period ended March 31,
(In $ million, except for %)	2015	% of revenue	2014	% of revenue	Change	% change
Revenue	2,687	100%	2,727	100%	(40)	(1)%
Cost of sales	(2,254)	(84)%	(2,285)	(84)%	31	(1)%
Gross profit	433	16%	442	16%	(9)	(2)%
Selling, marketing and distribution expenses/General and administration expenses	(243)	(9)%	(263)	(10)%	20	(8)%
Net other income (expenses)	42	2%	12	—%	30	NM
Profit from operating activities	232	9%	191	7%	41	21%
Financial income	210	8%	288	11%	(78)	(27)%
Financial expenses	(616)	(23)%	(326)	(12)%	(290)	89%
Net financial expenses	(406)	(15)%	(38)	(1)%	(368)	NM
Profit (loss) from continuing operations before income tax	(174)	(6)%	153	6%	(327)	(214)%
Income tax (expense) benefit	(9)	—%	(49)	(2)%	40	NM
Profit (loss) from continuing operations	(183)	(7)%	104	4%	(287)	(276)%
Profit (loss) from discontinued operations, net of income tax	2,693	NM	27	NM	2,666	NM
Profit (loss) for the period	2,510	NM	131	NM	2,379	NM
Depreciation and amortization from continuing operations	181	7%	205	8%	(24)	(12)%
RGHL Group EBITDA(1) from continuing operations	413	15%	396	15%	17	4%
RGHL Group Adjusted EBITDA(1) from continuing operations	387	14%	420	15%	(33)	(8)%
RGHL Group Adjusted EBITDA from discontinued operations	67	NM	111	NM	(44)	(40)%
Total Adjusted EBITDA	454	NM	531	NM	(77)	(15)%

(1)	Refer to page 5 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation for net proceeds of $4.1 billion, subject to final closing adjustments. The net proceeds have been used to reduce our indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. Profit from discontinued operations of $2,693 million includes a gain of $2,866 million, net of tax, from the sale and Adjusted EBITDA of $67 million, which represents the results of SIG through March 13, 2015. This was partially offset by foreign currency transaction losses on intercompany debt that are attributable to discontinued operations.

Revenue. Revenue decreased by $40 million, or 1%. Changes in foreign currency rates had an unfavorable impact of $57 million associated with international revenue at Closures, Pactiv Foodservice and Graham Packaging. Overall net sales volume was up slightly. Sales volume increased at Pactiv Foodservice driven by growth across all product categories. Sales volume also increased at Reynolds Consumer Products primarily due to the acquisition of Novelis Foil Products in mid-2014. These increases were slightly offset by lower sales volume at Graham Packaging.

Cost of Sales. Cost of sales decreased by $31 million, or 1%. The decrease is primarily from Graham Packaging due to favorable resin prices, lower volume and lower depreciation expense. Cost of sales also decreased at Closures due to the favorable impact of foreign currency. These decreases were partially offset by higher cost of sales at Reynolds Consumer Products and Pactiv Foodservice due to higher raw material costs as a result of realized hedge losses and due to higher volume.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $20 million, or 8%. The decrease was primarily due to the benefits from previously implemented restructuring initiatives and lower expense across various administration categories, primarily at Reynolds Consumer Products and Pactiv Foodservice. The decrease was partially offset by higher pension expense in the corporate segment.

Net Other. Net other income increased by $30 million to $42 million. Net other includes $45 million of an unrealized gain on derivatives in the current year compared to an unrealized loss of $12 million in the prior year. The prior year included a gain on the sale of the Group's aluminum closures business in Germany of $13 million and insurance proceeds of $10 million.

Net Financial Expenses. Net financial expenses increased by $368 million. The increase is primarily due to the loss on extinguishment of debt of $305 million related to the use of the net proceeds from the sale of SIG to reduce our indebtedness. Also contributing to the increase in expense is the reduction in the net gain in the fair value of derivatives of approximately $78 million. For more information regarding financial expenses and borrowings, refer to notes 8 and 12.

Income Tax Expense. In interim periods, we compute an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

We recognized income tax expense of $9 million on a loss before income tax of $174 million (an effective tax rate of -5%) in the current period compared to an income tax expense of $49 million on a profit before income tax of $153 million (an effective tax rate of 32%) for the prior period. The effective tax rate in both periods reflects the relative mix of earnings and losses taxed at varying rates among the jurisdictions in which we operate and the unrecognized tax benefits on certain losses. The negative effective tax rate in the current period reflects the magnitude of losses in certain jurisdictions. For a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $24 million, or 12%, primarily due to certain assets becoming fully depreciated or amortized at Graham Packaging.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit from operating activities	232	191
Depreciation and amortization from continuing operations	181	205
RGHL Group EBITDA(1) from continuing operations	413	396
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	2	2
Business integration costs	—	1
(Gain) loss on sale of businesses	1	(14)
Non-cash pension expense	16	7
Operational process engineering-related consultancy costs	2	3
Plant damages and associated insurance recoveries, net	—	(7)
Restructuring costs, net of reversals	—	16
Strategic review costs	2	—
Unrealized (gain) loss on derivatives	(48)	12
Other	(1)	4
RGHL Group Adjusted EBITDA(1) from continuing operations	387	420
Segment detail of Adjusted EBITDA:
Evergreen	55	51
Closures	37	40
Reynolds Consumer Products	97	99
Pactiv Foodservice	98	124
Graham Packaging	113	117
Corporate/Unallocated(2)	(13)	(11)
RGHL Group Adjusted EBITDA from continuing operations	387	420
RGHL Group Adjusted EBITDA from discontinued operations	67	111
Total Adjusted EBITDA	454	531

(1)	Refer to page 5 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the three month period ended March 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	382	93%	379	93%	3	1%
Inter-segment revenue	27	7%	27	7%	—	—%
Total segment revenue	409	100%	406	100%	3	1%
Cost of sales	(347)	(85)%	(347)	(85)%	—	—%
Gross profit	62	15%	59	15%	3	5%
Selling, marketing and distribution expenses/ General and administration expenses	(21)	(5)%	(22)	(5)%	1	(5)%
Profit from operating activities	41	10%	37	9%	4	11%
Evergreen segment EBITDA	55	13%	51	13%	4	8%
Evergreen segment Adjusted EBITDA	55	13%	51	13%	4	8%

Revenue. Total segment revenue increased by $3 million, or 1%. Revenue from liquid packaging board increased by $7 million due to $4 million in higher sales volume and $3 million in price and product mix improvements. Revenue from paper products increased by $1 million due to higher sales volume. Revenue from carton packaging decreased by $5 million due to $7 million in lower sales volume, partially offset by $2 million in price and product mix improvements. The net decrease in sales volume is due to a decrease in end-consumer demand for certain customers' products.

Cost of Sales. Cost of sales was flat at $347 million. Evergreen experienced higher production and repair and maintenance costs as compared to the prior year as in the current year there was a scheduled major mill outage and there was none in the prior year. In the prior year, operating costs were adversely impacted by weather conditions which did not repeat in 2015. This benefit, along with favorable raw material costs, primarily resin and energy, offset the higher production and repair and maintenance cost. For the three month periods ended March 31, 2015 and March 31, 2014, raw material costs accounted for 41% and 44% of Evergreen's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $1 million, or 5%.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit from operating activities	41	37
Depreciation and amortization	14	14
EBITDA	55	51
Included in Evergreen segment EBITDA:
Restructuring costs, net of reversals	—	1
Unrealized (gain) loss on derivatives	—	(1)
Evergreen segment Adjusted EBITDA	55	51

Closures Segment

	For the three month period ended March 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue*	243	99%	262	98%	(19)	(7)%
Inter-segment revenue*	3	1%	4	2%	(1)	(25)%
Total segment revenue	246	100%	266	100%	(20)	(8)%
Cost of sales	(201)	(82)%	(220)	(83)%	19	(9)%
Gross profit	45	18%	46	17%	(1)	(2)%
Selling, marketing and distribution expenses/ General and administration expenses	(26)	(11)%	(26)	(10)%	—	—%
Net other income (expenses)	1	—%	10	4%	(9)	NM
Profit from operating activities	20	8%	30	11%	(10)	(33)%
Closures segment EBITDA	37	15%	49	18%	(12)	(24)%
Closures segment Adjusted EBITDA	37	15%	40	15%	(3)	(8)%

* Prior year information has been revised to reclassify sales to SIG from inter-segment revenue to external revenue as a result of the SIG sale.

Revenue. Total segment revenue decreased by $20 million, or 8%.

Revenue in North America decreased by $3 million, or 3%. This decrease was primarily due to a $4 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the Mexican peso. This decrease was partially offset by an increase in sales volume of $2 million, primarily in the United States.

Revenue in the rest of the world decreased by $17 million, or 11%. This decrease was primarily due to a $19 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the euro, Japanese yen, Brazilian real and Russian ruble and $2 million in lower sales volume, primarily in South America. These decreases were partially offset by higher sales volume in Asia and $4 million in product mix changes and price improvements.

Cost of Sales. Cost of sales decreased by $19 million, or 9%. This decrease was primarily due to a $21 million favorable foreign currency impact and was partially offset by higher manufacturing costs of $3 million. The increase was primarily due to higher labor costs of $2 million, repairs and maintenance and utilities costs of $2 million and other general manufacturing costs of $2 million. The increase was partially offset by $1 million in lower material costs. For the three month periods ended March 31, 2015 and March 31, 2014, raw material costs accounted for 63% and 64% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $26 million.

Net Other. Net other income decreased by $9 million to $1 million. The decrease was primarily due to the $13 million gain on the sale of the aluminum closures business in Germany in the prior year. This decrease was partially offset by a $4 million change in unrealized gains and losses on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit from operating activities	20	30
Depreciation and amortization	17	19
EBITDA	37	49
Included in Closures segment EBITDA:
(Gain) loss on sale of businesses	—	(13)
Unrealized (gain) loss on derivatives	—	4
Closures segment Adjusted EBITDA	37	40

Reynolds Consumer Products Segment

	For the three month period ended March 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	606	94%	578	95%	28	5%
Inter-segment revenue	41	6%	30	5%	11	37%
Total segment revenue	647	100%	608	100%	39	6%
Cost of sales	(522)	(81)%	(473)	(78)%	(49)	10%
Gross profit	125	19%	135	22%	(10)	(7)%
Selling, marketing and distribution expenses/ General and administration expenses	(53)	(8)%	(62)	(10)%	9	(15)%
Net other income (expenses)	8	1%	(1)	—%	9	NM
Profit from operating activities	80	12%	72	12%	8	11%
Reynolds Consumer Products segment EBITDA	104	16%	96	16%	8	8%
Reynolds Consumer Products segment Adjusted EBITDA	97	15%	99	16%	(2)	(2)%

Revenue. Total segment revenue increased by $39 million, or 6%. The increase was primarily due to incremental sales volume of $18 million as a result of the acquisition of Novelis Foil Products in mid-2014 and also $16 million due to higher pricing. Of the increase in revenue due to the Novelis Foil Products acquisition, $11 million represents inter-segment revenue.

Cost of Sales. Cost of sales increased by $49 million, or 10%. This increase was primarily due to $20 million of higher raw material costs, primarily resin as a result of realized losses from commodity hedges, and higher incremental costs as a result of the acquisition of Novelis Foil Products. For the three month periods ended March 31, 2015 and March 31, 2014, raw material costs accounted for 75% and 74% of Reynolds Consumer Products' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 15%. The decrease was due to lower advertising expense, professional fees and employee expenses, partially offset by costs associated with the acquisition discussed above.

Net Other. Net other changed by $9 million to net other income of $8 million, primarily due to a $8 million change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit from operating activities	80	72
Depreciation and amortization	24	24
EBITDA	104	96
Included in Reynolds Consumer Products segment EBITDA:
Business integration costs	—	1
Restructuring costs, net of reversals	—	1
Unrealized (gain) loss on derivatives	(7)	1
Reynolds Consumer Products segment Adjusted EBITDA	97	99

Pactiv Foodservice Segment

	For the three month period ended March 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	801	85%	794	86%	7	1%
Inter-segment revenue	139	15%	133	14%	6	5%
Total segment revenue	940	100%	927	100%	13	1%
Cost of sales	(837)	(89)%	(797)	(86)%	(40)	5%
Gross profit	103	11%	130	14%	(27)	(21)%
Selling, marketing and distribution expenses/ General and administration expenses	(63)	(7)%	(72)	(8)%	9	(13)%
Net other income (expenses)	37	4%	2	—%	35	NM
Profit from operating activities	77	8%	60	6%	17	28%
Pactiv Foodservice segment EBITDA	135	14%	121	13%	14	12%
Pactiv Foodservice segment Adjusted EBITDA	98	10%	124	13%	(26)	(21)%

Revenue. Total segment revenue increased by $13 million, or 1%. External revenue increased by $7 million due to incremental sales volume of $25 million driven by growth in the business across all product categories, $12 million in incremental sales volume from the acquisition of Novelis Foil Products in mid-2014 and favorable pricing and product mix of $3 million. The increase was partially offset as a result of the sale of the building products business in November 2014 which reduced revenue by $18 million and $14 million unfavorable foreign currency impact from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro.

Cost of Sales. Cost of sales increased by $40 million, or 5%. This increase was primarily due to higher raw material costs from the realized losses from commodity hedges of $44 million and higher costs due to incremental sales volume. The increase was partially offset by benefits from cost saving initiatives, and improved operational performance. For each of the three month periods ended March 31, 2015 and March 31, 2014, raw material costs accounted for 60% of Pactiv Foodservice's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 13%. The decrease was primarily due to lower employee-related costs driven from the benefits of restructuring actions taken in 2014 as well as lower administration expenses.

Net Other. Net other income increased by $35 million to $37 million. The change is due to an unrealized gain on derivatives of $41 million in the current year compared to an unrealized loss on derivatives of $8 million in the prior year. Prior year included $10 million in insurance recoveries. These items, with the exception of insurance recoveries related to business interruption, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit from operating activities	77	60
Depreciation and amortization	58	61
EBITDA	135	121
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	1	1
(Gain) loss on sale of businesses	1	(1)
Operational process engineering-related consultancy costs	2	—
Plant damages and associated insurance recoveries, net	—	(7)
Restructuring costs, net of reversals	—	2
Unrealized (gain) loss on derivatives	(41)	8
Pactiv Foodservice segment Adjusted EBITDA	98	124

Graham Packaging Segment

	For the three month period ended March 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	655	100%	714	100%	(59)	(8)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	655	100%	714	100%	(59)	(8)%
Cost of sales	(556)	(85)%	(642)	(90)%	86	(13)%
Gross profit	99	15%	72	10%	27	38%
Selling, marketing and distribution expenses/General and administration expenses	(55)	(8)%	(57)	(8)%	2	(4)%
Net other income (expenses)	—	—%	(1)	—%	1	NM
Profit from operating activities	44	7%	14	2%	30	214%
Graham Packaging segment EBITDA	112	17%	101	14%	11	11%
Graham Packaging segment Adjusted EBITDA	113	17%	117	16%	(4)	(3)%

Revenue. Revenue decreased by $59 million, or 8%. The decrease in revenue was primarily due to a $25 million decrease in sales volume, a $20 million unfavorable foreign currency impact and a decrease in resin pricing passed through to customers. The decrease in sales volume was primarily due to contract losses from prior years for which we have not yet realized the full year impact, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the euro, Mexican peso, Brazilian real and Polish zloty.

Cost of Sales. Cost of sales decreased by $86 million, or 13%. The decrease was primarily due to a decrease in resin prices, $18 million in decreased costs due to the lower sales volume, $18 million in lower depreciation expense as certain assets became fully depreciated, a $15 million favorable foreign currency impact and $11 million in lower restructuring costs. For each of the three month periods ended March 31, 2015 and March 31, 2014, raw material costs accounted for 56% of Graham Packaging's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 4%. The decrease was primarily due to a $3 million decrease in operational process engineering-related costs and a $2 million favorable foreign currency impact, partially offset by a $2 million increase in personnel-related costs.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit from operating activities	44	14
Depreciation and amortization	68	87
EBITDA	112	101
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	1	1
Operational process engineering-related consultancy costs	—	3
Restructuring costs, net of reversals	—	12
Graham Packaging segment Adjusted EBITDA	113	117

Corporate/Unallocated

	For the three month period ended March 31,
(In $ million, except for %)	2015	2014	Change	% change
Gross profit (loss)	(1)	—	(1)	NM
Selling, marketing and distribution expenses/General and administration expenses	(25)	(24)	(1)	4%
Net other income (expenses)	(4)	2	(6)	NM
Loss from operating activities	(30)	(22)	(8)	36%
Corporate/Unallocated EBITDA	(30)	(22)	(8)	36%
Corporate/Unallocated Adjusted EBITDA	(13)	(11)	(2)	18%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 4%. This was primarily due to an increase of $9 million in pension expense as a result of lower interest income and higher administrative expenses. This increase was partially offset by a reduction of $2 million in lease termination costs and decreases in professional fees, personnel related costs and other corporate management expenses.

Net Other. Net other changed by $6 million to net other expense of $4 million. This change was primarily due to strategic review costs in the current year, which have been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Loss from operating activities	(30)	(22)
EBITDA	(30)	(22)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	16	7
Strategic review costs	2	—
Other	(1)	4
Corporate/Unallocated Adjusted EBITDA	(13)	(11)

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the two financial statements. The differences in the reported profit (loss) before income tax between the two sets of financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and Bev Pack.

There are no differences between the RGHL statement of cash flows and the Bev Pack statement of cash flows for the net cash flows used in or from operating, investing and financing activities for the three month periods ended March 31, 2015 and March 31, 2014.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses the RGHL Group's cash flows for the periods presented:

	For the three month period ended March 31,
(In $ million)	2015	2014
Net cash flows from (used in) operating activities	(327)	8
Net cash flows from (used in) investing activities	4,041	(154)
Net cash flows used in financing activities	(3,874)	(85)
Net increase (decrease) in cash and cash equivalents	(160)	(231)

Cash Flows from (used in) Operating Activities
Cash used in operations was $327 million compared to cash from operations of $8 million in the prior year period.The current year includes payment of premiums of $218 million and payment of additional interest of approximately $87 million as a result of the repayment of borrowings from the proceeds from the sale of SIG. In addition, there was payment of disposal costs related to the sale of SIG of $24 million.
Cash Flows from (used in) Investing Activities
Cash from investing activities was $4.0 billion compared to cash used of $154 million in the prior year period. The increase in cash from investing activities was primarily due to net cash proceeds received of $4.1 billion for the sale of SIG, a reduction in capital expenditures of $50 million and an increase in insurance proceeds received of $13 million. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows used in Financing Activities
The net cash inflow (outflow) during each respective period is summarized as follows:

	For the three month period ended March 31,
(In $ million)	2015	2014
Drawdown of borrowings	45	15
Repayment of borrowings	(3,906)	(97)
Payment of debt transaction costs	(13)	(2)
Other	—	(1)
Net cash outflow	(3,874)	(85)

Refer to note 12 for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures were $134 million compared to $184 million in the prior year period. The decrease was primarily driven by Pactiv Foodservice due to lower spending as expansion and plant rebuild projects in 2014 were completed. Capital expenditures incurred in the current year period include $29 million related to discontinued operations compared to $50 million in the prior year.

We expect to incur approximately $500 million in capital expenditures during 2015 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations as well as from insurance proceeds. Actual capital expenditures may differ.

Liquidity and Capital Resources
We have substantial debt and debt service obligations. As of March 31, 2015, our total indebtedness of $14,119 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under a receivables loan and security agreement (the "Securitization Facility") and local working capital facilities. In addition to our cash and cash equivalents, as of March 31, 2015, we had $57 million and €39 million ($42 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Notes), including financial covenants.

Our 2015 annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,110 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of March 31, 2015 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 2013 Senior Subordinated Notes, the liens secure senior indebtedness.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of March 31, 2015, our net senior secured first lien leverage ratio was 3.35x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and under the 2013 Notes conduct certain activities in the case of BP II and Beverage Packaging Holdings II Issuer Inc. (the co-issuer of the 2013 Notes).

The indentures governing the Reynolds Notes and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness, including the Reynolds Notes and the 2013 Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash requirements and other considerations.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss. As of March 31, 2015, our non-current derivative asset of $501 million only includes embedded derivatives. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.

Contractual Obligations
The following table summarizes our material contractual obligations as of March 31, 2015:

	Payments, due by period, as of March 31, 2015
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,085	1,085	—	—	—
Financial liabilities(1)	18,771	1,619	3,335	7,486	6,331
Operating leases	382	97	132	72	81
Unconditional capital expenditure obligations	97	97	—	—	—
Total contractual obligations	20,335	2,898	3,467	7,558	6,412

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of March 31, 2015. Both the London Interbank Offered Rate ("LIBOR") and the Euro Interbank Offered Rate ("EURIBOR") during the month of March 2015 were below the floor rates established in accordance with the respective agreements. The amounts due in less than one year include $226 million representing the fair value of the October 2010 Senior Secured Notes redeemed on April 16, 2015. Refer to note 12.

Beginning with the fiscal year ended December 31, 2014, the RGHL Group was required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the credit agreement. In March 2015, such prepayment amounted to $64 million, which reduces future quarterly amortization payments. As a result, the next scheduled quarterly amortization payment is September 30, 2017.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however the Senior Secured Credit Facilities permit the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the three month period ended March 31, 2015 that significantly impact the RGHL Group.

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers." IFRS 15 contains a revised revenue recognition framework. In April 2015, the IASB voted to publish an exposure draft proposing a one-year deferral of the effective date of the new revenue standard to January 1, 2018. The RGHL Group is currently evaluating the impact of this new standard.

Other than as noted above, there have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed in our Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of March 31, 2015. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of March 31, 2015, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of (i) 1.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of March 31, 2015, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three-month LIBOR and EURIBOR rates as of March 31, 2015 were 0.27% and 0.02%, respectively. Based on our outstanding debt commitments as of March 31, 2015, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $6 million increase on the interest expense on the U.S. term loan and no material impact on the interest expense on the European term loan, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

The interest rate on the Securitization Facility as of March 31, 2015 was 2.12%. Based on our outstanding debt commitments under our Securitization Facility as of March 31, 2015, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of March 31, 2015.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	2,594,300,000		$101.00 - 102.51	Apr 2015 - Dec 2015
Currency futures	Sell	MXN	131,760,000		$14.64	Apr 2015 - Jun 2015
Currency forwards	Sell	Brazilian real	20,887,305		$2.701 - 2.759	Apr 2015 - Jun 2015
Currency forwards	Sell	CA$	6,400,000		$1.1964 - 1.2679	Apr 2015 - Mar 2016
Currency forwards	Buy	CA$	136,937,416		$1.2665 - 1.2700	Apr 2015 - Mar 2016
Currency forwards	Sell	EUR	7,008,604		$1.0748 - 1.0798	May 2015 - Jan 2016

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of March 31, 2015, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net asset of $10 million. During the three month period ended March 31, 2015, we recognized a $6 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to the outstanding foreign currency exchange derivatives.

We are exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies. The risk does not have a material impact on our financial statements.

We are also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum, diesel and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding derivative contracts as of March 31, 2015.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	28,000	JPY58,300 - JPY62,650	Apr 2015 - Dec 2015
Resin swaps	pound	16,500,000	$0.83 - $0.94	Apr 2015 - Dec 2015
Aluminum swaps	metric tonne	39,927	$1,783 - $2,356	Apr 2015 - Sep 2017*
Aluminum swaps	pound	68,587,933	$0.15 - $0.23	Apr 2015 - Jan 2016
Natural gas swaps	million BTU	4,433,708	$2.89 - $4.20	Apr 2015 - Apr 2016
Ethylene swaps	pound	4,315,586	$0.37 - $0.49	Apr 2015 - Dec 2015
Paraxylene swaps	pound	18,578,482	$0.49 - $0.72	Apr 2015 - Aug 2015
Polymer-grade propylene swaps	pound	76,454,655	$0.50 - $0.76	Apr 2015 - Oct 2015
Benzene swaps	U.S. liquid gallon	34,321,967	$2.31 - $4.75	Apr 2015 - Dec 2015
Diesel swaps	U.S. liquid gallon	19,397,563	$2.74 - $3.94	Apr 2015 - Dec 2015
Low-density polyethylene swaps	pound	36,000,000	$0.80 - $1.02	Jul 2015 - Jun 2016
Linerboard swaps	ton	9,000	$655	May 2015

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of March 31, 2015, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $84 million. During the three month period ended March 31, 2015, we recognized a $39 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of March 31, 2015.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
SIG owns 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan's business includes selling carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three month period ended March 31, 2015, SIG Obeikan's gross sales to IDIC were approximately €1.5 million and its net profit from such sales was approximately €0.5 million. The SIG segment was sold on March 13, 2015, refer to note 2.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 6, 2015

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 6, 2015

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended March 31, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 6, 2015

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended March 31, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 6, 2015

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three month periods ended
March 31, 2015 and March 31, 2014

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three month periods ended March 31, 2015 and 2014

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity (deficit)	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three month periods ended March 31, 2015 and 2014

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity (deficit)	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-5

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended March 31,
(In $ million)	Note	2015	2014(1)
Revenue		2,687	2,727
Cost of sales		(2,254)	(2,285)
Gross profit		433	442
Selling, marketing and distribution expenses		(52)	(68)
General and administration expenses		(191)	(195)
Net other income (expenses)	6	42	12
Profit from operating activities		232	191
Financial income	8	210	288
Financial expenses	8	(616)	(326)
Net financial expenses		(406)	(38)
Profit (loss) from continuing operations before income tax		(174)	153
Income tax (expense) benefit	9	(9)	(49)
Profit (loss) from continuing operations		(183)	104
Profit (loss) from discontinued operations, net of income tax	7	2,693	27
Profit (loss) for the period		2,510	131
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(25)	9
Reclassification from foreign currency translation reserve		(452)	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		23	(93)
Total other comprehensive income (loss), net of income tax		(454)	(84)
Total comprehensive income (loss)		2,056	47
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(183)	103
Equity holder of the Group - discontinued operations		2,693	27
Non-controlling interests		—	1
		2,510	131
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(216)	5
Equity holder of the Group - discontinued operations		2,272	41
Non-controlling interests		—	1
		2,056	47

(1)	The information presented has been revised to reflect SIG as a discontinued operation. Refer to notes 2.2 and 7 for additional information.

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of March 31, 2015	As of December 31, 2014
Assets
Cash and cash equivalents		1,510	1,588
Trade and other receivables		1,214	1,176
Inventories	11	1,429	1,453
Current tax assets		11	2
Assets held for sale	7	7	2,767
Derivatives		14	26
Other assets	7	199	68
Total current assets		4,384	7,080
Related party and other non-current receivables		343	354
Deferred tax assets		12	10
Property, plant and equipment		3,361	3,412
Intangible assets		10,392	10,499
Derivatives		501	296
Other assets	7	119	99
Total non-current assets		14,728	14,670
Total assets		19,112	21,750
Liabilities
Bank overdrafts		—	1
Trade and other payables		1,328	1,396
Liabilities directly associated with assets held for sale	7	—	739
Borrowings	12	617	478
Current tax liabilities		65	56
Derivatives		88	131
Employee benefits		153	201
Provisions		59	54
Total current liabilities		2,310	3,056
Non-current payables		38	40
Borrowings	12	13,411	17,380
Deferred tax liabilities		1,001	954
Employee benefits		1,352	1,374
Provisions		69	71
Total non-current liabilities		15,871	19,819
Total liabilities		18,181	22,875
Net assets (liabilities)		931	(1,125)
Equity
Share capital		1,664	1,664
Reserves		(2,059)	(1,559)
Retained profits (accumulated losses)		1,307	(1,249)
Equity (deficit) attributable to equity holder of the Group		912	(1,144)
Non-controlling interests		19	19
Total equity (deficit)		931	(1,125)

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2014)	1,695	239	(1,243)	(942)	(251)	20	(231)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	130	130	1	131
Remeasurement of defined benefit plans, net of income tax	—	—	(93)	—	(93)	—	(93)
Foreign currency translation reserve	—	9	—	—	9	—	9
Total comprehensive income (loss) for the period	—	9	(93)	130	46	1	47
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2014	1,695	248	(1,331)	(817)	(205)	20	(185)
Balance at the beginning of the period (January 1, 2015)	1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,510	2,510	—	2,510
Remeasurement of defined benefit plans, net of income tax	—	—	23	—	23	—	23
Foreign currency translation reserve	—	(25)	—	—	(25)	—	(25)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(477)	23	2,510	2,056	—	2,056
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Balance as of March 31, 2015	1,664	(358)	(1,701)	1,307	912	19	931

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the three month period ended March 31,
(In $ million)	2015	2014
Cash flows from (used in) operating activities
Profit (loss)	2,510	131
Adjustments for:
Depreciation and amortization	181	235
Impairment charges	2	2
Foreign currency adjustments	—	(1)
Change in fair value of derivatives	(25)	15
(Gain) loss on sale or disposal of businesses and non-current assets	(2,916)	(22)
SIG disposal costs	(24)	—
Share of profit of associates and joint ventures, net of income tax	(7)	(4)
Net financial expenses	616	38
Premium on extinguishment of borrowings	(218)	—
Interest paid	(365)	(278)
Income tax expense (benefit)	67	94
Income taxes paid, net of refunds received	(23)	(32)
Change in trade and other receivables	(55)	(10)
Change in inventories	(19)	(144)
Change in trade and other payables	(46)	26
Change in provisions and employee benefits	(17)	(45)
Change in other assets and liabilities	12	3
Net cash from (used in) operating activities	(327)	8
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	(134)	(184)
Proceeds from sale of property, plant and equipment, investment properties and other assets	2	3
Proceeds from insurance claims	26	13
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	(3)
Disposal of businesses, net of cash disposed(a)	4,145	9
Other	2	8
Net cash from (used in) investing activities	4,041	(154)
Cash flows used in financing activities
Drawdown of borrowings	45	15
Repayment of borrowings	(3,906)	(97)
Payment of debt transaction costs	(13)	(2)
Other	—	(1)
Net cash used in financing activities	(3,874)	(85)
Net increase (decrease) in cash and cash equivalents	(160)	(231)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,587	1,486
Cash and cash equivalents classified as assets held for sale at the beginning of the period	97	—
Effect of exchange rate fluctuations on cash and cash equivalents	(14)	(7)
Cash and cash equivalents at the end of the period	1,510	1,248
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,510	1,251
Bank overdrafts	—	(3)
Cash and cash equivalents at the end of the period	1,510	1,248

(a)	Refer to note 7 for further details related to the sale of SIG.

Significant non-cash financing and investing activities

In February 2015, the Group amended its credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

During the three month period ended March 31, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of March 31, 2015 and for the three month periods ended March 31, 2015 and March 31, 2014 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2014. The December 31, 2014 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group's audited financial statements for the year ended December 31, 2014, but does not include the disclosures required by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the "Directors") on May 6, 2015 in Chicago, Illinois (May 7, 2015 in Auckland, New Zealand).

2.2    Comparative information

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation for net proceeds of $4.1 billion, subject to final closing adjustments. The net proceeds have been used to reduce indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex depending on the financial performance of SIG during fiscal years 2015 and 2016.

The results of SIG have been classified as discontinued operations in the consolidated statements of comprehensive income for all periods presented. The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets and liabilities directly associated with assets held for sale in the consolidated statement of financial position. Refer to note 7.

For the year ended December 31, 2014, certain amounts disclosed in note 7, Discontinued operations and assets and liabilities held for sale, in the Group’s Annual Report on Form 20-F were reported in error. The 2014 amount disclosed as net cash from operating activities was reported as $593 million and should have been reported as $498 million; as a result, the 2014 amount disclosed as net cash from discontinued operations was reported as $417 million and should have been reported as $322 million. The error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of comprehensive income, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2014. Accordingly, the Group will revise its footnote disclosure prospectively in future filings.
2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2014.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the three month period ended March 31, 2015 that significantly impact the Group.

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers." IFRS 15 contains a revised revenue recognition framework. In April 2015, the IASB voted to publish an exposure draft proposing a one-year deferral of the effective date of the new revenue standard to January 1, 2018. The Group is currently evaluating the impact of this new standard.

Other than as noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2014.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2014. In addition refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of March 31, 2015 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of March 31, 2015*	18,771	1,619	3,335	7,486	6,331

As of December 31, 2014*	24,311	1,727	3,980	12,184	6,420

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of March 31, 2015 and December 31, 2014.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,085 million and $1,101 million as of March 31, 2015 and December 31, 2014, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of March 31, 2015 and December 31, 2014 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the three month period ended March 31, 2015. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses. The Group has concluded those reviews and will be retaining ownership of both businesses.

As discussed in note 2.2, SIG is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe.

The following table reflects the impact of SIG being classified as a discontinued operation on previously reported periods:

	Previously reported	Revised
(In $ million)	Total Group	Continuing operations	Discontinued operations
Adjusted EBITDA
For the three month period ended March 31, 2014	531	420	111
For the three month period ended June 30, 2014	678	539	139
For the three month period ended September 30, 2014	663	517	146

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Business segment reporting

	For the three month period ended March 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	382	243	606	801	655	—	2,687
Total inter-segment revenue	27	3	41	139	—	(210)	—
Total segment revenue	409	246	647	940	655	(210)	2,687
Gross profit	62	45	125	103	99	(1)	433
Expenses and other income	(21)	(25)	(45)	(26)	(55)	(29)	(201)
Earnings before interest and tax (“EBIT”) from continuing operations	41	20	80	77	44	(30)	232
Financial income							210
Financial expenses							(616)
Profit (loss) from continuing operations before income tax							(174)
Income tax (expense) benefit							(9)
Profit (loss) from continuing operations							(183)

Earnings before interest and tax (“EBIT”) from continuing operations	41	20	80	77	44	(30)	232
Depreciation and amortization from continuing operations	14	17	24	58	68	—	181
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	55	37	104	135	112	(30)	413

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

	For the three month period ended March 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	55	37	104	135	112	(30)	413
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	—	1	1	—	2
(Gain) loss on sale of businesses	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	2	—	—	2
Strategic review costs	—	—	—	—	—	2	2
Unrealized (gain) loss on derivatives	—	—	(7)	(41)	—	—	(48)
Other	—	—	—	—	—	(1)	(1)
Adjusted EBITDA from continuing operations	55	37	97	98	113	(13)	387
Adjusted EBITDA from discontinued operations							67
Total Adjusted EBITDA							454
Segment assets as of March 31, 2015 (excluding intercompany balances)	1,119	1,335	4,225	5,236	4,984	2,213	19,112
Segment liabilities as of March 31, 2015 (excluding intercompany balances)	420	325	758	1,216	1,000	14,462	18,181

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

	For the three month period ended March 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	379	262	578	794	714	—	2,727
Total inter-segment revenue	27	4	30	133	—	(194)	—
Total segment revenue	406	266	608	927	714	(194)	2,727
Gross profit	59	46	135	130	72	—	442
Expenses and other income	(22)	(16)	(63)	(70)	(58)	(22)	(251)
Earnings before interest and tax (“EBIT”) from continuing operations	37	30	72	60	14	(22)	191
Financial income							288
Financial expenses							(326)
Profit (loss) from continuing operations before income tax							153
Income tax (expense) benefit							(49)
Profit (loss) from continuing operations							104

Earnings before interest and tax (“EBIT”) from continuing operations	37	30	72	60	14	(22)	191
Depreciation and amortization from continuing operations	14	19	24	61	87	—	205
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	51	49	96	121	101	(22)	396

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

	For the three month period ended March 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	51	49	96	121	101	(22)	396
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	—	1	1	—	2
Business integration costs	—	—	1	—	—	—	1
(Gain) loss on sale of businesses	—	(13)	—	(1)	—	—	(14)
Non-cash pension expense	—	—	—	—	—	7	7
Operational process engineering-related consultancy costs	—	—	—	—	3	—	3
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	1	—	1	2	12	—	16
Unrealized (gain) loss on derivatives	(1)	4	1	8	—	—	12
Other	—	—	—	—	—	4	4
Adjusted EBITDA from continuing operations	51	40	99	124	117	(11)	420
Adjusted EBITDA from discontinued operations							111
Total Adjusted EBITDA							531
Segment assets as of December 31, 2014 (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,762	21,750
Segment liabilities as of December 31, 2014 (excluding intercompany balances)(1)	404	309	760	1,265	989	19,148	22,875

(1) Corporate/Unallocated includes segment assets and liabilities as of December 31, 2014 (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

5.    Seasonality

The Group's business is impacted by seasonal fluctuations.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended March 31,
(In $ million)	2015	2014
Asset impairment charges, net of reversals	(2)	(2)
Gain (loss) on sale of businesses	(1)	14
Insurance recoveries, net of costs incurred	—	10
Net foreign currency exchange gains (losses)	2	—
Strategic review costs	(2)	—
Unrealized gain (loss) on derivatives	45	(12)
Other	—	2
Net other income (expenses)	42	12

Insurance recoveries, net of costs incurred are related to plant damages at Pactiv Foodservice.

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized for net proceeds for $4.1 billion, subject to final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the additional consideration based on the present value of the future consideration. At March 31, 2015 a total of €139 million has been included in other current assets and €22 million has been included in other non-current assets in the statements of financial position. Adverse changes in SIG's actual financial performance during fiscal years 2015 and 2016 compared to the Group's current expectation will require an updated assessment of the expected receivable. This may result in a reduction in the recognized asset.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Based on the sales proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,918 million as detailed below:

For the three month period ended March 31, 2015
(In $ million)	Disposals
Cash proceeds received	4,230
Disposal costs	(4)
Net proceeds received	4,226

Contingent consideration receivable	174

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign exchange translation reserve	2,466
Reclassification of foreign exchange translation reserve	452
Gain on remeasurement or disposal	2,918

The results of SIG have been presented as discontinued operations for all periods presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended March 31,
(In $ million)	2015	2014
Results of discontinued operations
Revenue	334	496
Expenses	(501)	(425)
Profit (loss) before income tax	(167)	71
Income tax benefit (expense)	(6)	(44)
Profit (loss) from discontinued operations prior to gain on disposal	(173)	27
Gain on remeasurement or disposal	2,918	—
Tax expense on disposal	(52)	—
Gain on remeasurement or disposal, net of tax	2,866	—
Profit (loss) from discontinued operations	2,693	27

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	(11)	73
Net cash used in investing activities	(27)	(42)
Net cash used in financing activities	—	—
Net cash from (used in) discontinued operations	(38)	31

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Assets and liabilities held for sale related to SIG as of December 31, 2014 remain unchanged from the amounts disclosed in the annual consolidated financial statements for the year ended December 31, 2014. Assets held for sale as of March 31, 2015 and December 31, 2014 included $7 million and $9 million, respectively, related to land and buildings in other segments.

8.    Financial income and expenses

	For the three month period ended March 31,
(In $ million)	2015	2014
Interest income	1	1
Interest income on related party loans	5	5
Net gain in fair value of derivatives	204	282
Financial income	210	288
Interest expense:
Securitization Facility	(2)	(2)
Credit Agreement	(26)	(26)
September 2012 Senior Secured Notes	(47)	(47)
August 2011 Notes	(79)	(85)
February 2011 Notes	(38)	(38)
October 2010 Notes	(56)	(61)
May 2010 Senior Notes	(20)	(21)
2013 Senior Notes	(9)	(9)
2013 Senior Subordinated Notes	(9)	(9)
Pactiv 2017 Notes	(6)	(6)
Pactiv 2025 Notes	(6)	(6)
Pactiv 2027 Notes	(4)	(4)
Amortization of:
Transaction costs	(9)	(10)
Fair value adjustment of acquired notes	1	1
Embedded derivatives	2	3
Net foreign currency exchange loss	—	(1)
Loss on extinguishment of debt(a)	(305)	—
Other	(3)	(5)
Financial expenses	(616)	(326)
Net financial expenses	(406)	(38)

(a)
Loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

9.    Income tax

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit (loss) from continuing operations before income tax	(174)	153
Income tax using the New Zealand tax rate of 28%	49	(43)
Effect of tax rates in foreign jurisdictions	5	(9)
Non-deductible expenses and permanent differences	(15)	3
Withholding tax	(2)	(5)
Tax rate modifications	—	7
Recognition of previously unrecognized tax losses and temporary differences	1	5
Unrecognized tax losses and temporary differences	(49)	(8)
Tax uncertainties	2	1
Total income tax (expense) benefit	(9)	(49)

In interim periods, the Group computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

In addition to the above amounts, for the three months ended March 31, 2015, the Group has recognized a tax expense of $13 million directly in other comprehensive income (three month period ended March 31, 2014: tax benefit of $60 million).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2015	2014
Cost of sales	110	131
General and administration expenses	3	4
Discontinued operations	—	27
Total depreciation expense	113	162

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2015	2014
Cost of sales	10	11
General and administration expenses	58	59
Discontinued operations	—	3
Total amortization expense	68	73

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

11.    Inventories

(In $ million)	As of March 31, 2015	As of December 31, 2014
Raw materials and consumables	339	364
Work in progress	164	177
Finished goods	794	780
Engineering and maintenance materials	153	154
Provision against inventories	(21)	(22)
Total inventories	1,429	1,453

During the three month period ended March 31, 2015, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled $1,264 million (three month period ended March 31, 2014: $1,284 million).

During the three month period ended March 31, 2015, the raw materials elements of inventories recognized within discontinued operations in the statements of comprehensive income totaled $175 million (three month period ended March 31, 2014: $242 million).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

12.    Borrowings

As of March 31, 2015, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

(In $ million)	As of March 31, 2015	As of December 31, 2014
Securitization Facility(a)	380	405
Credit Agreement(b)	2,445	2,548
September 2012 Senior Secured Notes(c)	3,237	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	626	1,500
August 2011 Senior Notes(c)	1,272	2,241
February 2011 Senior Secured Notes(c)	995	1,000
February 2011 Senior Notes(c)	995	1,000
October 2010 Senior Secured Notes(c)	810	1,500
October 2010 Senior Notes(c)	613	1,500
May 2010 Senior Notes(c)	670	1,000
2013 Senior Notes(d)	642	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Notes(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Notes(e)	276	276
Pactiv 2027 Notes(e)	200	200
Related party borrowings	1	1
Other borrowings(f)	42	39
Total principal amount of borrowings	14,119	18,025
Transaction costs	(146)	(234)
Embedded derivatives	49	68
Fair value adjustment at acquisition	(2)	(1)
Redemption premium on October 2010 Senior Secured Notes	8	—
Carrying value	14,028	17,858

Current borrowings	617	478
Non-current borrowings	13,411	17,380
Total borrowings	14,028	17,858

(a)        Securitization Facility

The terms of a receivables loan and security agreement (the "Securitization Facility") are unchanged from December 31, 2014. During the three month period ended March 31, 2015, interest was charged at a rate between 2.10% to 2.12%.

(b)         Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the "Credit Agreement"), which amended the previous terms. The Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of March 31, 2015 (in million)	Applicable interest rate as of March 31, 2015
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loan	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

During the three months ended March 31, 2015, the borrowers made an excess cash flow payment of $64 million for the year ended December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts. As a result, the next scheduled quarterly amortization payment is September 30, 2017.

Except as set forth below, there have been no other material changes to the terms of the Credit Agreement since December 31, 2014.

On February 25, 2015, the Group amended the Credit Agreement to, amongst other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales, (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points and (iii) require payment of a 1% premium in the event that any term loans are repaid in a repricing transaction prior to August 25, 2015.

(c)        Reynolds Notes

The Group's borrowings as of March 31, 2015 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	626	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	1,272	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	810	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	613	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	670	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).

On March 17, 2015, the Group called for the redemption of $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date. This redemption occurred on April 16, 2015. The $218 million and redemption premiums have been included in current borrowings as of March 31, 2015 in the statements of financial position.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change of control provisions for the Reynolds Notes are unchanged from December 31, 2014.

(d)         2013 Notes

As of March 31, 2015, the Group had outstanding the following notes (defined below, and together, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned indirect subsidiary of the Company:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	$	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	$	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

The guarantee arrangements, indenture restrictions, early redemption options and change in control provisions for the 2013 Notes are unchanged from December 31, 2014.

(e)    Pactiv Notes

As of March 31, 2015, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2014.

(f)    Other borrowings

As of March 31, 2015, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of March 31, 2015, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of March 31, 2015 also included finance lease obligations of $27 million (December 31, 2014: $28 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three month period ended March 31, 2015 is consistent with the information presented in note 22 of the Group's annual consolidated financial statements for the year ended December 31, 2014.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

14.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

15.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of March 31, 2015 and December 31, 2014 and the related statements of comprehensive income for the three month periods ended March 31, 2015 and 2014 and cash flows for the three month periods ended March 31, 2015 and 2014 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 12);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three month periods ended March 31, 2015 and 2014, the condensed consolidating statements of cash flows for the three month periods ended March 31, 2015 and 2014, and the condensed consolidating statements of financial position as of March 31, 2015 and December 31, 2014 reflect the current guarantor structure of the Group.

The presentation of certain items in prior years has changed to conform to current year presentation related to discontinued operations.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2014 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Condensed consolidating statement of comprehensive income

	For the three month period ended March 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,411	314	(38)	2,687
Cost of sales	—	—	(2,027)	(265)	38	(2,254)
Gross profit	—	—	384	49	—	433
Net other income (expenses), and share of equity method earnings, net of income tax	(188)	—	187	(4)	47	42
Selling, marketing and distribution expenses	—	—	(47)	(5)	—	(52)
General and administration expenses	—	—	(174)	(17)	—	(191)
Profit (loss) from operating activities (“EBIT”)	(188)	—	350	23	47	232
Financial income	7	719	3	17	(536)	210
Financial expenses	(1)	(516)	(632)	(3)	536	(616)
Net financial income (expenses)	6	203	(629)	14	—	(406)
Profit (loss) from continuing operations before income tax	(182)	203	(279)	37	47	(174)
Income tax (expense) benefit	(1)	(93)	91	(6)	—	(9)
Profit (loss) from continuing operations	(183)	110	(188)	31	47	(183)
Profit (loss) from discontinued operations, net of income tax	2,693	—	2,693	4	(2,697)	2,693
Profit (loss) for the period	2,510	110	2,505	35	(2,650)	2,510
Total other comprehensive income (loss) for the period, net of income tax	(454)	—	(451)	(50)	501	(454)
Total comprehensive income (loss) for the period	2,056	110	2,054	(15)	(2,149)	2,056

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(183)	110	(188)	31	47	(183)
Equity holder of the Group - discontinued operations	2,693	—	2,693	4	(2,697)	2,693
Non-controlling interests	—	—	—	—	—	—
	2,510	110	2,505	35	(2,650)	2,510

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(216)	110	(218)	(11)	119	(216)
Equity holder of the Group - discontinued operations	2,272	—	2,272	(4)	(2,268)	2,272
Non-controlling interests	—	—	—	—	—	—
	2,056	110	2,054	(15)	(2,149)	2,056

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Condensed consolidating statement of financial position

	Balance as of March 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,345	165	—	1,510
Trade and other receivables	—	—	200	1,014	—	1,214
Inventories	—	—	1,272	157	—	1,429
Inter-group receivables	—	474	4	—	(478)	—
Assets held for sale	—	—	7	—	—	7
Other assets	—	1	202	21	—	224
Total current assets	—	475	3,030	1,357	(478)	4,384
Investments in subsidiaries, associates and joint ventures	704	—	1,329	—	(2,033)	—
Property, plant and equipment	—	—	2,939	422	—	3,361
Intangible assets	—	—	10,034	358	—	10,392
Inter-group receivables	—	8,913	703	48	(9,664)	—
Other assets	320	501	116	38	—	975
Total non-current assets	1,024	9,414	15,121	866	(11,697)	14,728
Total assets	1,024	9,889	18,151	2,223	(12,175)	19,112
Liabilities
Trade and other payables	19	199	911	199	—	1,328
Borrowings	1	225	5	386	—	617
Inter-group payables	—	1	474	3	(478)	—
Other liabilities	6	—	317	42	—	365
Total current liabilities	26	425	1,707	630	(478)	2,310
Borrowings	—	8,926	4,485	—	—	13,411
Inter-group liabilities	86	162	9,067	349	(9,664)	—
Other liabilities	—	183	2,188	89	—	2,460
Total non-current liabilities	86	9,271	15,740	438	(9,664)	15,871
Total liabilities	112	9,696	17,447	1,068	(10,142)	18,181
Net assets (liabilities)	912	193	704	1,155	(2,033)	931
Equity
Equity (deficit) attributable to equity holder of the Group	912	193	704	1,136	(2,033)	912
Non-controlling interests	—	—	—	19	—	19
Total equity (deficit)	912	193	704	1,155	(2,033)	931

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Condensed consolidating statement of cash flows

	For the three month period ended March 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(535)	(19)	(62)	289	(327)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(113)	(21)	—	(134)
Proceeds from sale of property, plant and equipment, investment properties and other assets	—	—	2	—	—	2
Disposal of businesses, net of cash disposed	—	—	4,165	(20)	—	4,145
Proceeds from insurance claims	—	—	26	—	—	26
Net related party (advances) repayments	—	4,011	15	17	(4,043)	—
Related party interest received	—	288	1	—	(289)	—
Other	—	—	2	—	—	2
Net cash from (used in) investing activities	—	4,299	4,098	(24)	(4,332)	4,041

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	45	—	45
Repayment of borrowings	—	(3,764)	(72)	(70)	—	(3,906)
Net related party borrowings (repayments)	—	—	(4,034)	(9)	4,043	—
Payment of debt transaction costs	—	—	(13)	—	—	(13)
Net cash from (used in) financing activities	—	(3,764)	(4,119)	(34)	4,043	(3,874)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Condensed consolidating statement of comprehensive income

	For the three month period ended March 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,403	354	(30)	2,727
Cost of sales	—	—	(2,013)	(302)	30	(2,285)
Gross profit	—	—	390	52	—	442
Net other income (expenses), and share of equity method earnings, net of income tax	99	—	255	(9)	(333)	12
Selling, marketing and distribution expenses	—	—	(62)	(6)	—	(68)
General and administration expenses	—	—	(176)	(19)	—	(195)
Profit (loss) from operating activities (“EBIT”)	99	—	407	18	(333)	191
Financial income	5	537	2	20	(276)	288
Financial expenses	1	(257)	(342)	(4)	276	(326)
Net financial income (expenses)	6	280	(340)	16	—	(38)
Profit (loss) from continuing operations before income tax	105	280	67	34	(333)	153
Income tax (expense) benefit	(2)	(75)	32	(4)	—	(49)
Profit (loss) from continuing operations	103	205	99	30	(333)	104
Profit (loss) from discontinued operations, net of income tax	27	—	27	12	(39)	27
Profit (loss) for the period	130	205	126	42	(372)	131
Total other comprehensive income (loss) for the period, net of income tax	(84)	—	(100)	(22)	122	(84)
Total comprehensive income (loss) for the period	46	205	26	20	(250)	47

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	103	205	99	29	(333)	103
Equity holder of the Group - discontinued operations	27	—	27	12	(39)	27
Non-controlling interests	—	—	—	1	—	1
	130	205	126	42	(372)	131

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	5	205	(15)	15	(205)	5
Equity holder of the Group - discontinued operations	41	—	41	4	(45)	41
Non-controlling interests	—	—	—	1	—	1
	46	205	26	20	(250)	47

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Condensed consolidating statement of financial position

	Balance as of December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,319	269	—	1,588
Trade and other receivables	—	—	246	930	—	1,176
Inventories	—	—	1,285	168	—	1,453
Inter-group receivables	—	298	6	—	(304)	—
Assets held for sale	—	—	2,290	477	—	2,767
Other assets	—	1	71	24	—	96
Total current assets	—	299	5,217	1,868	(304)	7,080
Investments in subsidiaries, associates and joint ventures	—	—	1,674	—	(1,674)	—
Property, plant and equipment	—	—	2,966	446	—	3,412
Intangible assets	—	—	10,115	384	—	10,499
Inter-group receivables	—	12,889	626	152	(13,667)	—
Other assets	330	296	92	41	—	759
Total non-current assets	330	13,185	15,473	1,023	(15,341)	14,670
Total assets	330	13,484	20,690	2,891	(15,645)	21,750
Liabilities
Trade and other payables	15	284	865	232	—	1,396
Borrowings	1	—	68	409	—	478
Inter-group payables	2	1	297	4	(304)	—
Liabilities directly associated with assets held for sale	—	—	593	146	—	739
Other liabilities	10	—	384	49	—	443
Total current liabilities	28	285	2,207	840	(304)	3,056
Borrowings	—	12,856	4,524	—	—	17,380
Deficit in subsidiaries	1,358	—	—	—	(1,358)	—
Inter-group liabilities	88	162	13,066	351	(13,667)	—
Other liabilities	—	90	2,251	98	—	2,439
Total non-current liabilities	1,446	13,108	19,841	449	(15,025)	19,819
Total liabilities	1,474	13,393	22,048	1,289	(15,329)	22,875
Net assets (liabilities)	(1,144)	91	(1,358)	1,602	(316)	(1,125)
Equity
Equity (deficit) attributable to equity holder of the Group	(1,144)	91	(1,358)	1,583	(316)	(1,144)
Non-controlling interests	—	—	—	19	—	19
Total equity (deficit)	(1,144)	91	(1,358)	1,602	(316)	(1,125)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

Condensed consolidating statement of cash flows

	For the three month period ended March 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(246)	(103)	110	247	8

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(167)	(17)	—	(184)
Proceeds from sale of property, plant and equipment, investment properties and other assets	—	—	3	—	—	3
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(3)	—	—	(3)
Disposal of businesses, net of cash disposed	—	—	9	—	—	9
Proceeds from insurance claims	—	—	13	—	—	13
Net related party (advances) repayments	—	—	(6)	6	—	—
Related party interest received	—	246	2	1	(247)	2
Other	—	—	—	6	—	6
Net cash from (used in) investing activities	—	246	(149)	(4)	(247)	(154)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	15	—	15
Repayment of borrowings	—	—	(7)	(90)	—	(97)
Net related party borrowings (repayments)	—	—	(6)	6	—	—
Payment of debt transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(1)	—	(1)
Net cash from (used in) financing activities	—	—	(15)	(70)	—	(85)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2015

16.    Subsequent events

On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date.

There have been no other events subsequent to March 31, 2015 which would require accrual or disclosure in these consolidated financial statements.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three month periods ended
March 31, 2015 and March 31, 2014

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended March 31,
(In $ million)	Note	2015	2014(1)
Revenue		2,687	2,727
Cost of sales		(2,254)	(2,285)
Gross profit		433	442
Selling, marketing and distribution expenses		(52)	(68)
General and administration expenses		(191)	(195)
Net other income (expenses)	6	42	12
Profit from operating activities		232	191
Financial income	8	205	283
Financial expenses	8	(617)	(327)
Net financial expenses		(412)	(44)
Profit (loss) from continuing operations before income tax		(180)	147
Income tax (expense) benefit	9	(8)	(47)
Profit (loss) from continuing operations		(188)	100
Profit (loss) from discontinued operations, net of income tax	7	2,693	27
Profit (loss) for the period		2,505	127
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(15)	(6)
Reclassification from foreign currency translation reserve		(452)	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		23	(93)
Total other comprehensive income (loss), net of income tax		(444)	(99)
Total comprehensive income (loss)		2,061	28
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(188)	99
Equity holder of the Group - discontinued operations		2,693	27
Non-controlling interests		—	1
		2,505	127
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(211)	(14)
Equity holder of the Group - discontinued operations		2,272	41
Non-controlling interests		—	1
		2,061	28

(1)	The information presented has been revised to reflect SIG as a discontinued operation. Refer to notes 2.2 and 7 for additional information.

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of March 31, 2015	As of December 31, 2014
Assets
Cash and cash equivalents		1,510	1,588
Trade and other receivables		1,214	1,176
Inventories	11	1,429	1,453
Current tax assets		11	2
Assets held for sale	7	7	2,767
Derivatives		14	26
Other assets	7	199	68
Total current assets		4,384	7,080
Related party and other non-current receivables		108	114
Deferred tax assets		12	10
Property, plant and equipment		3,361	3,412
Intangible assets		10,392	10,499
Derivatives		501	296
Other assets	7	119	99
Total non-current assets		14,493	14,430
Total assets		18,877	21,510
Liabilities
Bank overdrafts		—	1
Trade and other payables		1,309	1,381
Liabilities directly associated with assets held for sale	7	—	739
Borrowings	12	616	477
Current tax liabilities		59	46
Derivatives		88	131
Employee benefits		153	201
Provisions		59	54
Total current liabilities		2,284	3,030
Non-current payables		38	40
Borrowings	12	13,411	17,380
Deferred tax liabilities		1,001	954
Employee benefits		1,352	1,374
Provisions		69	71
Total non-current liabilities		15,871	19,819
Total liabilities		18,155	22,849
Net assets (liabilities)		722	(1,339)
Equity
Share capital		2,311	2,311
Reserves		(2,094)	(1,604)
Retained profits (accumulated losses)		486	(2,065)
Equity (deficit) attributable to equity holder of the Group		703	(1,358)
Non-controlling interests		19	19
Total equity (deficit)		722	(1,339)

The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2014)	2,311	184	(1,243)	(1,784)	(532)	20	(512)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	126	126	1	127
Remeasurement of defined benefit plans, net of income tax	—	—	(93)	—	(93)	—	(93)
Foreign currency translation reserve	—	(6)	—	—	(6)	—	(6)
Total comprehensive income (loss) for the period	—	(6)	(93)	126	27	1	28
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2014	2,311	178	(1,331)	(1,663)	(505)	20	(485)
Balance at the beginning of the period (January 1, 2015)	2,311	74	(1,678)	(2,065)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,505	2,505	—	2,505
Remeasurement of defined benefit plans, net of income tax	—	—	23	—	23	—	23
Foreign currency translation reserve	—	(15)	—	—	(15)	—	(15)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(467)	23	2,505	2,061	—	2,061
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Balance as of March 31, 2015	2,311	(393)	(1,701)	486	703	19	722

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed combined statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the three month period ended March 31,
(In $ million)	2015	2014
Cash flows from (used in) operating activities
Profit (loss)	2,505	127
Adjustments for:
Depreciation and amortization	181	235
Impairment charges	2	2
Foreign currency adjustments	—	(1)
Change in fair value of derivatives	(25)	15
(Gain) loss on sale or disposal of businesses and non-current assets	(2,916)	(22)
SIG disposal costs	(24)	—
Share of profit of associates and joint ventures, net of income tax	(7)	(4)
Net financial expenses	622	44
Premium on extinguishment of borrowings	(218)	—
Interest paid	(365)	(278)
Income tax expense (benefit)	66	92
Income taxes paid, net of refunds received	(23)	(32)
Change in trade and other receivables	(55)	(10)
Change in inventories	(19)	(144)
Change in trade and other payables	(46)	26
Change in provisions and employee benefits	(17)	(45)
Change in other assets and liabilities	12	3
Net cash from (used in) operating activities	(327)	8
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	(134)	(184)
Proceeds from sale of property, plant and equipment, investment properties and other assets	2	3
Proceeds from insurance claims	26	13
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	(3)
Disposal of businesses, net of cash disposed(a)	4,145	9
Other	2	8
Net cash from (used in) investing activities	4,041	(154)
Cash flows used in financing activities
Drawdown of borrowings	45	15
Repayment of borrowings	(3,906)	(97)
Payment of debt transaction costs	(13)	(2)
Other	—	(1)
Net cash used in financing activities	(3,874)	(85)
Net increase (decrease) in cash and cash equivalents	(160)	(231)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,587	1,486
Cash and cash equivalents classified as assets held for sale at the beginning of the period	97	—
Effect of exchange rate fluctuations on cash and cash equivalents	(14)	(7)
Cash and cash equivalents at the end of the period	1,510	1,248
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,510	1,251
Bank overdrafts	—	(3)
Cash and cash equivalents at the end of the period	1,510	1,248

(a)	Refer to note 7 for further details related to the sale of SIG.

Significant non-cash financing and investing activities

In February 2015, the Group amended its credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of consent fees, which is included above in payment of debt transaction costs.

During the three month period ended March 31, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the "Group") as of March 31, 2015 and for the three month periods ended March 31, 2015 and March 31, 2014 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2014. The December 31, 2014 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group's audited financial statements for the year ended December 31, 2014, but does not include the disclosures required by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The interim unaudited condensed combined financial statements were approved by the Boards of Management of BP I and BP II on May 6, 2015 in Munsbach, Luxembourg (May 7, 2015 in Auckland, New Zealand).

2.2    Comparative information

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation for net proceeds of $4.1 billion, subject to final closing adjustments. The net proceeds have been used to reduce indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex depending on the financial performance of SIG during fiscal years 2015 and 2016.

The results of SIG have been classified as discontinued operations in the combined statements of comprehensive income for all periods presented. The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets and liabilities directly associated with assets held for sale in the combined statement of financial position. Refer to note 7.

For the year ended December 31, 2014, certain amounts disclosed in note 7, Discontinued operations and assets and liabilities held for sale, in the Group’s Annual Report on Form 20-F were reported in error. The 2014 amount disclosed as net cash from operating activities was reported as $593 million and should have been reported as $498 million; as a result, the 2014 amount disclosed as net cash from discontinued operations was reported as $417 million and should have been reported as $322 million. The error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of comprehensive income, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the combined financial statements for the year ended December 31, 2014. Accordingly, the Group will revise its footnote disclosure prospectively in future filings.
2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in the annual combined financial statements for the year ended December 31, 2014.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the three month period ended March 31, 2015 that significantly impact the Group.

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers." IFRS 15 contains a revised revenue recognition framework. In April 2015, the IASB voted to publish an exposure draft proposing a one-year deferral of the effective date of the new revenue standard to January 1, 2018. The Group is currently evaluating the impact of this new standard.

Other than as noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2014.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed combined financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed combined financial statements are consistent with those disclosed by the Group in the annual combined financial statements for the year ended December 31, 2014. In addition refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of March 31, 2015 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of March 31, 2015*	18,770	1,618	3,335	7,486	6,331

As of December 31, 2014*	24,310	1,726	3,980	12,184	6,420

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of March 31, 2015 and December 31, 2014.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,066 million and $1,086 million as of March 31, 2015 and December 31, 2014, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of March 31, 2015 and December 31, 2014 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the three month period ended March 31, 2015. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging,

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses. The Group has concluded those reviews and will be retaining ownership of both businesses.

As discussed in note 2.2, SIG is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe.

The following table reflects the impact of SIG being classified as a discontinued operation on previously reported periods:

	Previously reported	Revised
(In $ million)	Total Group	Continuing operations	Discontinued operations
Adjusted EBITDA
For the three month period ended March 31, 2014	531	420	111
For the three month period ended June 30, 2014	678	539	139
For the three month period ended September 30, 2014	663	517	146

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

Business segment reporting

	For the three month period ended March 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	382	243	606	801	655	—	2,687
Total inter-segment revenue	27	3	41	139	—	(210)	—
Total segment revenue	409	246	647	940	655	(210)	2,687
Gross profit	62	45	125	103	99	(1)	433
Expenses and other income	(21)	(25)	(45)	(26)	(55)	(29)	(201)
Earnings before interest and tax (“EBIT”) from continuing operations	41	20	80	77	44	(30)	232
Financial income							205
Financial expenses							(617)
Profit (loss) from continuing operations before income tax							(180)
Income tax (expense) benefit							(8)
Profit (loss) from continuing operations							(188)

Earnings before interest and tax (“EBIT”) from continuing operations	41	20	80	77	44	(30)	232
Depreciation and amortization from continuing operations	14	17	24	58	68	—	181
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	55	37	104	135	112	(30)	413

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

	For the three month period ended March 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	55	37	104	135	112	(30)	413
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	—	1	1	—	2
(Gain) loss on sale of businesses	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	2	—	—	2
Strategic review costs	—	—	—	—	—	2	2
Unrealized (gain) loss on derivatives	—	—	(7)	(41)	—	—	(48)
Other	—	—	—	—	—	(1)	(1)
Adjusted EBITDA from continuing operations	55	37	97	98	113	(13)	387
Adjusted EBITDA from discontinued operations							67
Total Adjusted EBITDA							454
Segment assets as of March 31, 2015 (excluding intercompany balances)	1,119	1,335	4,225	5,236	4,984	1,978	18,877
Segment liabilities as of March 31, 2015 (excluding intercompany balances)	420	325	758	1,216	1,000	14,436	18,155

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

	For the three month period ended March 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	379	262	578	794	714	—	2,727
Total inter-segment revenue	27	4	30	133	—	(194)	—
Total segment revenue	406	266	608	927	714	(194)	2,727
Gross profit	59	46	135	130	72	—	442
Expenses and other income	(22)	(16)	(63)	(70)	(58)	(22)	(251)
Earnings before interest and tax (“EBIT”) from continuing operations	37	30	72	60	14	(22)	191
Financial income							283
Financial expenses							(327)
Profit (loss) from continuing operations before income tax							147
Income tax (expense) benefit							(47)
Profit (loss) from continuing operations							100

Earnings before interest and tax (“EBIT”) from continuing operations	37	30	72	60	14	(22)	191
Depreciation and amortization from continuing operations	14	19	24	61	87	—	205
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	51	49	96	121	101	(22)	396

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

	For the three month period ended March 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	51	49	96	121	101	(22)	396
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	—	1	1	—	2
Business integration costs	—	—	1	—	—	—	1
(Gain) loss on sale of businesses	—	(13)	—	(1)	—	—	(14)
Non-cash pension expense	—	—	—	—	—	7	7
Operational process engineering-related consultancy costs	—	—	—	—	3	—	3
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	1	—	1	2	12	—	16
Unrealized (gain) loss on derivatives	(1)	4	1	8	—	—	12
Other	—	—	—	—	—	4	4
Adjusted EBITDA from continuing operations	51	40	99	124	117	(11)	420
Adjusted EBITDA from discontinued operations							111
Total Adjusted EBITDA							531
Segment assets as of December 31, 2014 (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,522	21,510
Segment liabilities as of December 31, 2014 (excluding intercompany balances)(1)	404	309	760	1,265	989	19,122	22,849

(1) Corporate/Unallocated includes segment assets and liabilities as of December 31, 2014 (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

5.    Seasonality

The Group's business is impacted by seasonal fluctuations.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended March 31,
(In $ million)	2015	2014
Asset impairment charges, net of reversals	(2)	(2)
Gain (loss) on sale of businesses	(1)	14
Insurance recoveries, net of costs incurred	—	10
Net foreign currency exchange gains (losses)	2	—
Strategic review costs	(2)	—
Unrealized gain (loss) on derivatives	45	(12)
Other	—	2
Net other income (expenses)	42	12

Insurance recoveries, net of costs incurred are related to plant damages at Pactiv Foodservice.

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized for net proceeds for $4.1 billion, subject to final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the additional consideration based on the present value of the future consideration. At March 31, 2015 a total of €139 million has been included in other current assets and €22 million has been included in other non-current assets in the statements of financial position. Adverse changes in SIG's actual financial performance during fiscal years 2015 and 2016 compared to the Group's current expectation will require an updated assessment of the expected receivable. This may result in a reduction in the recognized asset.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

Based on the sales proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,918 million as detailed below:

For the three month period ended March 31, 2015
(In $ million)	Disposals
Cash proceeds received	4,230
Disposal costs	(4)
Net proceeds received	4,226

Contingent consideration receivable	174

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign exchange translation reserve	2,466
Reclassification of foreign exchange translation reserve	452
Gain on remeasurement or disposal	2,918

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

The results of SIG have been presented as discontinued operations for all periods presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended March 31,
(In $ million)	2015	2014
Results of discontinued operations
Revenue	334	496
Expenses	(501)	(425)
Profit (loss) before income tax	(167)	71
Income tax benefit (expense)	(6)	(44)
Profit (loss) from discontinued operations prior to gain on disposal	(173)	27
Gain on remeasurement or disposal	2,918	—
Tax expense on disposal	(52)	—
Gain on remeasurement or disposal, net of tax	2,866	—
Profit (loss) from discontinued operations	2,693	27

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	(11)	73
Net cash used in investing activities	(27)	(42)
Net cash used in financing activities	—	—
Net cash from (used in) discontinued operations	(38)	31

Assets and liabilities held for sale related to SIG as of December 31, 2014 remain unchanged from the amounts disclosed in the annual combined financial statements for the year ended December 31, 2014. Assets held for sale as of March 31, 2015 and December 31, 2014 included $7 million and $9 million, respectively, related to land and buildings in other segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

8.    Financial income and expenses

	For the three month period ended March 31,
(In $ million)	2015	2014
Interest income	1	1
Net gain in fair value of derivatives	204	282
Financial income	205	283
Interest expense:
Securitization Facility	(2)	(2)
Credit Agreement	(26)	(26)
September 2012 Senior Secured Notes	(47)	(47)
August 2011 Notes	(79)	(85)
February 2011 Notes	(38)	(38)
October 2010 Notes	(56)	(61)
May 2010 Senior Notes	(20)	(21)
2013 Senior Notes	(9)	(9)
2013 Senior Subordinated Notes	(9)	(9)
Pactiv 2017 Notes	(6)	(6)
Pactiv 2025 Notes	(6)	(6)
Pactiv 2027 Notes	(4)	(4)
Amortization of:
Transaction costs	(9)	(10)
Fair value adjustment of acquired notes	1	1
Embedded derivatives	2	3
Net foreign currency exchange loss	(1)	(2)
Loss on extinguishment of debt(a)	(305)	—
Other	(3)	(5)
Financial expenses	(617)	(327)
Net financial expenses	(412)	(44)

(a)
Loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group's borrowings.

9.    Income tax

	For the three month period ended March 31,
(In $ million)	2015	2014
Profit (loss) from continuing operations before income tax	(180)	147
Income tax using the New Zealand tax rate of 28%	51	(41)
Effect of tax rates in foreign jurisdictions	5	(9)
Non-deductible expenses and permanent differences	(15)	3
Withholding tax	(3)	(5)
Tax rate modifications	—	7
Recognition of previously unrecognized tax losses and temporary differences	1	5
Unrecognized tax losses and temporary differences	(49)	(8)
Tax uncertainties	2	1
Total income tax (expense) benefit	(8)	(47)

In interim periods, the Group computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

In addition to the above amounts, for the three months ended March 31, 2015, the Group has recognized a tax expense of $13 million directly in other comprehensive income (three month period ended March 31, 2014: tax benefit of $60 million).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2015	2014
Cost of sales	110	131
General and administration expenses	3	4
Discontinued operations	—	27
Total depreciation expense	113	162

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2015	2014
Cost of sales	10	11
General and administration expenses	58	59
Discontinued operations	—	3
Total amortization expense	68	73

11.    Inventories

(In $ million)	As of March 31, 2015	As of December 31, 2014
Raw materials and consumables	339	364
Work in progress	164	177
Finished goods	794	780
Engineering and maintenance materials	153	154
Provision against inventories	(21)	(22)
Total inventories	1,429	1,453

During the three month period ended March 31, 2015, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled $1,264 million (three month period ended March 31, 2014: $1,284 million).

During the three month period ended March 31, 2015, the raw materials elements of inventories recognized within discontinued operations in the statements of comprehensive income totaled $175 million (three month period ended March 31, 2014: $242 million).

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

12.    Borrowings

As of March 31, 2015, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

(In $ million)	As of March 31, 2015	As of December 31, 2014
Securitization Facility(a)	380	405
Credit Agreement(b)	2,445	2,548
September 2012 Senior Secured Notes(c)	3,237	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	626	1,500
August 2011 Senior Notes(c)	1,272	2,241
February 2011 Senior Secured Notes(c)	995	1,000
February 2011 Senior Notes(c)	995	1,000
October 2010 Senior Secured Notes(c)	810	1,500
October 2010 Senior Notes(c)	613	1,500
May 2010 Senior Notes(c)	670	1,000
2013 Senior Notes(d)	642	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Notes(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Notes(e)	276	276
Pactiv 2027 Notes(e)	200	200
Other borrowings(f)	42	39
Total principal amount of borrowings	14,118	18,024
Transaction costs	(146)	(234)
Embedded derivatives	49	68
Fair value adjustment at acquisition	(2)	(1)
Redemption premium on October 2010 Senior Secured Notes	8	—
Carrying value	14,027	17,857

Current borrowings	616	477
Non-current borrowings	13,411	17,380
Total borrowings	14,027	17,857

(a)        Securitization Facility

The terms of a receivables loan and security agreement (the "Securitization Facility") are unchanged from December 31, 2014. During the three month period ended March 31, 2015, interest was charged at a rate between 2.10% to 2.12%.

(b)         Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the "Credit Agreement"), which amended the previous terms. The Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of March 31, 2015 (in million)	Applicable interest rate as of March 31, 2015
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loan	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

During the three months ended March 31, 2015, the borrowers made an excess cash flow payment of $64 million for the year ended December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts. As a result, the next scheduled quarterly amortization payment is September 30, 2017.

Except as set forth below, there have been no other material changes to the terms of the Credit Agreement since December 31, 2014.

On February 25, 2015, RGHL and the Group amended the Credit Agreement to, amongst other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales, (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points and (iii) require payment of a 1% premium in the event that any term loans are repaid in a repricing transaction prior to August 25, 2015.

(c)        Reynolds Notes

The Group's borrowings as of March 31, 2015 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	626	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	1,272	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	810	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	613	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	670	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).

On March 17, 2015, the Group called for the redemption of $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date. This redemption occurred on April 16, 2015. The $218 million and redemption premiums have been included in current borrowings as of March 31, 2015 in the statements of financial position.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for loans and borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change of control provisions for the Reynolds Notes are unchanged from December 31, 2014.

(d)         2013 Notes

As of March 31, 2015, the Group had outstanding the following notes (defined below, and together, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned subsidiary of BP I:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	$	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	$	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

The guarantee arrangements, indenture restrictions, early redemption options and change in control provisions for the 2013 Notes are unchanged from December 31, 2014.

(e)    Pactiv Notes

As of March 31, 2015, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms for the Pactiv Notes are unchanged from December 31, 2014.

(f)    Other borrowings

As of March 31, 2015, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of March 31, 2015, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of March 31, 2015 also included finance lease obligations of $27 million (December 31, 2014: $28 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three month period ended March 31, 2015 is consistent with the information presented in note 22 of the Group's annual combined financial statements for the year ended December 31, 2014.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2015

14.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

15.    Subsequent events

On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date.

There have been no other events subsequent to March 31, 2015 which would require accrual or disclosure in these combined financial statements.